Exhibit 99.1

Hadera Paper Ltd.
Contemplated Public Offering in Israel of a New Series of Debentures

Hadera, Israel, May 24, 2010 – Hadera Paper Ltd. (AMEX:AIP) announces the results of a public offering in Israel of a new series of debentures pursuant to the report filed with the Israeli Securities Authority on May 20, 2010, and the shelf prospectus published by the company in Israel on May 26, 2008 (“Series 5 Debentures”).

In an auction held on May 23, 2010, up to an aggregate principal amount of NIS 200.0 million of Series 5 Debentures comprised of 200,000 units were offered. A total of 384 requests to purchase 181,519 units were made (including prior commitments from Israeli institutional investors to purchase 160,000 units).

The annual interest rate was set at 5.85%.

The company will issue an aggregate amount of 181,519 units of Series 5 Debentures.

The gross proceeds of the public offering are NIS 181,519,000 (approximately US$ 47.5 million).

The Series 5 Debentures offered as part of the public offering in Israel have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For further information, please see the report on Form 6-K to be filed to the Securities and Exchange Commission by the company.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd.
Tel:+972-4-6349408

Leak@hadera-paper.co.il